Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866


VIA EDGAR


September 8, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Valley Forge Life Insurance Company
    CIK No. 0001007008
    Accession No. 0000928389-99-000234
    ----------------------------------------

Ladies and Gentleman:

The above-referenced registration statement which was filed on September 3, 1999, was inadvertently missing the Corporate Secretary's name on the front cover. Pursuant to Securities Act Rule 477, we are requesting that this filing be withdrawn.

We are filing for a withdrawal under Form Type AW and further we are also refiling Post-Effective Amendment No. 4, File No. 333-01083 to add the corrected information.

Please contact the undersigned with any questions concerning the above.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.


By: /s/LYNN KORMAN STONE
    ------------------------------
    Lynn Korman Stone